SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF August, 2002

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                         IXOS SOFTWARE Stock Corporation
                 (Translation of registrant's name into English)

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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F x  Form 40-F
                                       ---       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No x
                                      ---     ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

       IXOS announces General Atlantic Partners as a 25% equity investor

     Grasbrunn near Munich, August 13, 2002 - IXOS SOFTWARE AG, a specialist in document management solutions, has announced an equity financing transaction with General Atlantic Partners, a leading global private equity investment firm focused exclusively on information technology businesses. General Atlantic will become the largest investor in IXOS following its acquisition of a 25.1% stake in the company, or 5.4 million shares.
     The stock purchase agreements with the company and the founding families were signed on August 12, 2002. The contract with the Company provides for the purchase of 1,800,000 new no par value bearer shares in IXOS at EUR 5.90 per share, corresponding to a premium of 15.9% per share as against the average stock price over the last five days' trading. The lock-up period is one year.
     According to the agreement between IXOS and General Atlantic, a General Atlantic partner will also be appointed to the IXOS Supervisory Board. IXOS intends to propose Dr. Klaus Esser as a member of the Supervisory Board at the General Meeting scheduled for November 19, 2002. IXOS will issue 1,800,000 new no par value bearer shares, thus increasing its number of shares from the current 19,724,659 to 21,524,659. This makes use of the right to increase authorized capital against cash contributions while excluding shareholders' subscription rights.
     According to separate contracts with the Farber and Strack-Zimmermann founding families, General Atlantic also will acquire 1.8 million shares from each family respectively. After all these transactions have been completed, General Atlantic will hold a total of 5.4 million IXOS shares, or 25.1% of the company. The founder families will then hold 945,673 shares (4.4%) and 1,028,516 shares (4.8%) in IXOS respectively.
     This transaction ensures a smooth transition for IXOS from the company's founders to a long-term investor, thus creating a broader base for financing future internal and external growth. All agreements are subject to the approval of the antitrust authorities.

IXOS Software AG - The Executive Board
End of disclosure - Contact: Investor Relations - Tel. +49 89 46 29 2400

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: August 13, 2002



                                               IXOS SOFWARE AKTIENGESELLSCHAFT


                                            By__________________________________
                                               Robert Hoog
                                               Chief Executive Officer


                                                               and

                                            By__________________________________
                                              Peter Rau
                                              Executive Board Member